UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*


                              DELCATH SYSTEMS, INC.
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                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                    24661P104
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                                 (CUSIP Number)
                                                     with a copy to:
     Mr. Robert Ladd                                 Robert G. Minion, Esq.
     Laddcap Value Advisors LLC                      Lowenstein Sandler PC
     650 Fifth Avenue, Suite 600                     65 Livingston Avenue
     New York, New York 10019                        Roseland, New Jersey  07068
     (212) 259-2070                                  (973) 597-2424
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 27, 2006
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.      24661P104
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  1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

                                Robert Ladd
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)
             (b)
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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):  WC
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  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    United States
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        Number of                     7) Sole Voting Power:           2,163,527*
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        Shares Beneficially           8) Shared Voting Power:                 0*
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        Owned by
        Each Reporting                9) Sole Dispositive Power:      2,163,527*
                                         ---------------------------------------
        Person With                  10) Shared Dispositive Power:            0*
                                         ---------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  2,163,527*
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  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
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  13)  Percent of Class Represented by Amount in Row (11):      11.1%*
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  14)  Type of Reporting Person (See Instructions):      IN
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*Laddcap Value Partners LP, a Delaware limited partnership ("Laddcap"), is the record holder of 2,163,527 shares of the common stock, par value $0.01 per share (the "Shares"), of Delcath Systems, Inc. (the "Company"). Robert Ladd possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Laddcap. Thus, as of July 27, 2006 for the purposes of Reg. Section 240.13d-3, Mr. Ladd is deemed to beneficially own 2,163,527 Shares, or 11.1% of the Shares deemed issued and outstanding as of that date.

Item 4.   Purpose of Transaction.
          ----------------------

          Item  4  is  hereby   amended  by  adding  the  following   after  the
twenty-ninth paragraph thereof:

          On July 27, 2006, Laddcap submitted to the Company its written consent to action without a meeting pursuant to Section 228(a) of the General Corporation Law of the State of Delaware with respect to all Shares to which it is the record holder. The written consent provides for the taking of the following actions, set forth in the proposals below, without a meeting of the stockholders of the Company:

               1. The removal without cause of M.S. Koly, Samuel Herschkowitz, M.D., Mark A. Corigliano, Daniel Isdaner and Victor Nevins as directors of the Company and any other person or persons (other than the persons elected pursuant to this proposed action by written consent) elected or appointed to the Board of Directors of the Company prior to the effectiveness of these proposals;

               2. The election of the following five persons as directors of the Company to fill the vacancies resulting from proposal 1: Jonathan A. Foltz, Michael Karpf, M.D., Robert B. Ladd, Paul William Frederick Nicholls and Fred S. Zeidman; and

               3. The repeal of each provision of the Company's Bylaws or amendments of the Bylaws that are adopted after December 31, 2005 and before the effectiveness of the foregoing two proposals.

          Pursuant to Section 213(b) of the General Corporation Law of the State of Delaware, the record date for this consent solicitation shall be July 27, 2006 (the "Record Date"). Laddcap intends, in accordance with Regulation 14A of the Securities Exchange Act of 1934, as amended, to solicit the written consents of all the Company's stockholders, entitled to deliver a written consent, as of the Record Date.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended and restated in its entirety as follows:

          Based upon information set forth in the Notice of Annual Meeting of Stockholders on Form 14A, as filed with the Securities and Exchange Commission on April 24, 2006, there were 19,541,674 Shares issued and outstanding as of April 17, 2006. As of July 27, 2006, Laddcap is the holder of 2,163,527 Shares. Mr. Ladd possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Laddcap. Thus, as of July 27, 2006 for the purposes of Reg. Section 240.13d-3, Mr. Ladd is deemed to beneficially own 2,163,527 Shares, or 11.1% of the Shares deemed issued and outstanding as of that date.

          The following table details the transactions in Shares by Mr. Ladd or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which were effected in an ordinary brokerage transaction) since the date of event that required the filing by Mr. Ladd of Amendment No. 10 to the Schedule 13D with respect to the Company:

          Date           Quantity of Shares      Transaction     Price per Share
          ----           ------------------      -----------     ---------------

      July 11, 2006               488              purchase          $5.12
      July 11, 2006             6,000              purchase          $5.14
      July 11, 2006             7,000              purchase          $5.15
      July 11, 2006               100              purchase          $5.19
      July 11, 2006             2,900              purchase          $5.20
      July 11, 2006             1,000              purchase          $5.21
      July 13, 2006             4,000              purchase          $4.93
      July 13, 2006             2,000              purchase          $4.94
      July 13, 2006            10,000              purchase          $4.98


          Except as set forth above, there were no other transactions in Shares or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Ladd or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof since the date of event that required the filing by Mr. Ladd of Amendment No. 10 to the Schedule 13D with respect to the Company.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            July 28, 2006


                                            /s/ Robert Ladd
                                           -------------------------------------
                                            Robert Ladd, in his  capacity as the
                                            managing  member  of  Laddcap  Value
                                            Associates LLC, the general  partner
                                            of Laddcap Value Partners LP


           Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).